Exhibit (a)(6)

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                            NEWS RELEASE
                   -----------------------------

Contact: Keith B. Cox
         Vice President & Treasurer
         NASB Financial, Inc.
         12498 South 71 Highway
         Grandview, MO  64030
         Phone (816) 765-2200


FOR IMMEDIATE RELEASE:

NASB FINANCIAL INC. ANNOUNCES ISSUER TENDER OFFER

     Grandview, Missouri (August 13, 2001) - NASB Financial, Inc. (NASDAQ: NASB) announced today a tender offer (the "Offer") for up to 400,000 shares of its common stock, representing 4.7% of its currently outstanding shares. Under the terms of the Offer, the Company will invite stockholders to tender their shares at a price of $15.00 per share. The tender offer is expected to commence on Monday, August 13, 2001, and will expire at 5:00 p.m. Central Time, September 12, 2001, unless extended by the Company.

     If the Offer is over-subscribed, shares will be purchased first from stockholders owning fewer than 100 shares and tendering all or such shares and then from all other shares tendered on a pro rata basis. The Company reserves the right to purchase more than 400,000 shares. The tender offer will not be conditioned on any minimum number of shares being tendered.

     The Board of Directors of NASB Financial, Inc. is not making any recommendation to stockholders as to whether they should tender any shares pursuant to the offer.

     Tendering stockholders will not be required to pay brokerage commissions, solicitation fees, or stock transfer taxes (subject to special provisions in the Letter of Transmittal) on their shares sold to the Company in connection with the Offer. The Offer to Purchase and Letter of Transmittal will be mailed to existing stockholders, or to their brokers or nominees, on or about August 13, 2001.

     Stockholders will receive the Offer to Purchase and related materials, which contain important information, including various terms and conditions of the Offer. Stockholders are urged to carefully read these materials prior to making any decision with respect to the Offer.

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